December 15, 2014

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:

Division of Corporation Finance,

Re:

Lockbox Link, Inc.

Registration Statement on Form S-1

Filed September 11, 2014

File No. 333-198677

Dear Ladies and Gentlemen:

At the request of Lockbox Link, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 8, 2014 from Katherine Wray, Attorney-Advisor and Jeff Kauten, Attorney-Advisor to the Commission to Iryna Clark, President of the Company, relating to the registration statement on Form S-1 of the Company filed with the Commission on September 11, 2014 (the “Registration Statement”).  We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

Please be advised that the Company does not intend to present any oral or written communications to potential investors prior to the Registration Statement being declared "Effective" by the Commission.  Please be further advised that the Company is not aware of any research reports that have been published about the Company.

2.

You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets.  We note in this regard your disclosure on page 6 stating that you “have commenced only limited operations.”  As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response

We have since changed the designation to market as a shell company as that is defined in Rule 405 of Regulation C.

Cover Page

3.

Please revise your prospectus cover page to disclose here the offering price of the shares being registered and whether the price will remain fixed for the duration of the offering.

Response

The prospectus cover page has been revised to comply with the Staff's comment.

Prospectus Summary

Implications of Being an Emerging Growth Company, page 5

4.

Please move this section to the end of the prospectus summary.

Response

The Prospectus has been revised to comply with the Staff's comment

The Company, page 5

5.

Significant revisions should be made to this section to clearly communicate to investors that this is a development stage company.  There should be prominent disclosure that the company has not and may never develop a marketable product, as appears to be the case from disclosure elsewhere in the filing.  In addition, please revise statements that suggest that your intended product is already “designed,” or that you currently “provide a customizable Data Room.”  Similar concerns exist regarding the Description of Business section on page 17.

Response

The Prospectus has been revised to comply with the Staff's comment

Risk Factors Page 7

General

6.

Given the significant risks of investing in your company, please consider moving the risk factors under the heading “Risks Related to the Company” that currently begin on page 9 so that they precede the cautionary note on forward-looking statements and “Risk Factors Related to the JOBS Act” that currently begin on page 7.

Response

The Prospectus has been revised to comply with the Staff's comment

Risk Factors Related to the JOBS Act, page 7

7.

Please revise to briefly describe how and when a company may lose emerging growth company status.

Response

The Prospectus has been revised to comply with the Staff's comment. However, the Company believes it is highly unlikely that the Company will lose its Emergency Growth company status and believe that the inclusion of such language could be more misleading than if the language was omitted. Please advise.

8.

Please revise to include a risk factor stating that you have not and may never develop a marketable product.

Response

The Prospectus has been revised to comply with the Staff's comment with the addition of a new Risk Factor

We may be unable to maintain or establish relationships…, page 10

9.

Please revise to quantify the amount of notice required by the termination provisions in your agreements with real estate listing providers and home buyers/sellers.

Response

The Prospectus has been revised to comply with the Staff's comment

Risks Related to this Offering

Since we are selling up to 944,500 shares of our common stock…, page 14

10.

We note that the selling shareholders will be selling their shares directly and that you have not engaged an underwriter for this offering.  Accordingly, please remove the statements in the caption and the risk factor that the shares of common stock are being sold on a “self-underwritten basis.”

Response

The Prospectus has been revised to comply with the Staff's comment

Description of Business, page 17

11.

You disclose that your software will offer users modifiable transaction templates. Please revise to disclose how you plan to obtain and develop these agreements and whether you will consult with attorneys and licensed real estate professionals.

Response

The Prospectus has been revised to comply with the Staff's comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 28

12.

Please revise to provide a discussion of your business plan and a detailed description of the activities necessary to conduct business operations.  Provide a timeline for anticipated completion and disclose the estimated costs associated with completing each activity.

Response

The Prospectus has been revised to comply with the Staff's comment

13.

We refer to disclosure in MD&A and other sections of the filing where you discuss features of your contemplated product and business.  For example, on page 25, you state that you “will offer listing agents in the United States an opportunity to increase customer satisfaction, improve productivity and ensure business continuity by offering their clients a simplified, secure and predictable home buying process,” and that, “[t]his service will be made available through a cloud-based software-based platform, Lockboxlink, for a low subscription fee.”  As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan.  Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished.  To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. This comment applies to disclosure throughout your filing.  Please revise accordingly.

Response

The Prospectus has been revised to comply with the Staff's comment

Exhibits

14.

Please tell us what consideration you gave to filing your agreements with your third-party data center providers as exhibits to your registration statement.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 858) 756-5558.

Very truly yours,

/s/ The Moores Law Group

The Moores Law Group

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